FORTIS

Solid partners, flexible solutions

Results first three quarters 2003

Press release

Brussels / Utrecht, 25 November 2003

FORTIS

Solid partners, flexible solutions

Improved operating performance and significant recovery of net profit

Fortis expects satisfactory results for the full year

Main developments in the **third quarter of 2003**, compared to the third quarter of 2002:

- **Net profit** amounted to EUR 677 million, an increase of EUR 2.3 billion. In the third quarter of 2002 negative value adjustments on the equity portfolio resulted in a net loss of EUR 1.6 billion.

- **Net operating profit** excluding value adjustments on the equity portfolio increased by 16% to EUR 539 million as a result of increased interest margins, improved Non-life results and reduced costs.

Main developments in the **first nine months of 2003**, compared to the same period in 2002:

- **Net profit** amounted to EUR 1.3 billion compared with a loss of EUR 87 million in 2002.

- **Net operating profit** excluding value adjustments on the equity portfolio increased by 6% to EUR 1,961 million.

- **Premium income** in insurance increased by 4% to EUR 13,448 million. In the Benelux premiums improved 15% to EUR 7,911 million.

- **Total banking revenues net of interest expense** fell 4% to EUR 6,008 million as a result of the deteriorating economic conditions since the third quarter of last year. However there are signs of improvement with an 8% increase in net interest income in the third quarter compared to the second quarter of this year.

- **Operating costs** (excluding insurance commissions and lease costs) continue to be well controlled and fell by 4% in the first nine months of this year. These savings are on top of the 3% cost reduction already realized in 2002. Total FTEs decreased by 3% to 63,931. In 2003, we remain on target to hold total operating costs at the same level as 2002.

- The negative net **value adjustment on the equity portfolio** was EUR 585 million at the end of the third quarter (at 21 November approximately EUR 400 million), compared with EUR 2.1 billion for the same period last year.

- Fortis's already **strong solvency** improved. At 21 November the net core capital, excluding fourth quarter results, amounted to EUR 17.8 billion, EUR 8.0 billion (82%) above the legally required minimum and EUR 2.2 billion (14%) above Fortis's own floor.

Fortis

Key figures

In EUR million	Quarterly					Nine months		
	Q3 2003	**Q3 2002**	**change in %**	**Q2 2003**	**change in %**	**2003**	**2002**	**change in %**
Net operating profit before realized capital gains	505	439	*+15*	540	*(6)*	1,428	1,610	*(11)*
Realized capital gains [1]	33	28	*+20*	87	*(62)*	533	247	*
Net operating profit (excluding value adjustments on the equity portfolio)	**538**	**467**	***+16***	**627**	***(14)***	**1,961**	**1,857**	***+6***
Value adjustments on the equity portfolio	155	(2,162)	*	509	*	(585)	(2,073)	*
Realized	*(109)*	*(37)*	*	*(614)*	*	*(756)*	*52*	*
Unrealized	*264*	*(2,125)*		*1,123*	*(77)*	*171*	*(2,125)*	*
Net operating profit	**693**	**(1,695)**	*	**1,136**	***(39)***	**1,376**	**(216)**	*
Non operating items	(16)	89	*	(12)	*	(28)	129	*
Net profit	**677**	**(1,606)**	*	**1,124**	***(40)***	**1,348**	**(87)**	*

[1] *After tax, excluding equity portfolio.*

Fortis CEO Anton van Rossum comments:

"In the third quarter our operating and net profit increased significantly. Our result benefited from an improvement in the quality of earnings in our banking activities, as a result of improved margins and reduced costs, and from continued good performance in insurance, on the back of the Non-Life activities. We are conscious though that we still have more to do in increasing our returns.

For the first nine months of 2003, Fortis delivered a solid performance compared to last year when our results were affected by a strong decline in stock market levels. We have been able to manage our costs and have further improved our solvency position.

We are seeing signs of a slow recovery in the economic environment. **The year to date operating performance and the improving markets give me confidence that we can look forward to a satisfactory full year profit performance in 2003".**

Banking

Key figures

In EUR million	Quarterly					Nine months		
	Q3 2003	Q3 2002	change in %	Q2 2003	change in %	2003	2002	change in %
Net interest income	1,127	1,079	*+5*	1,040	*+8*	3,216	3,359	*(4)*
Other income	661	833	*(21)*	976	*(32)*	2,792	2,881	*(3)*
Total revenues, net of interest expense	1,788	1,912	*(6)*	2,016	*(11)*	6,008	6,240	*(4)*
Value adjustments	(197)	(155)	*+27*	(183)	*+7*	(572)	(414)	*+38*
Operating expenses	(1,271)	(1,248)	*+2*	(1,291)	*(2)*	(3,875)	(3,917)	*(1)*
Operating costs	*(1,213)*	*(1,182)*	*+3*	*(1,207)*	*+1*	*(3,666)*	*(3,697)*	*(1)*
Costs of assets held for lease	*(58)*	*(66)*	*(12)*	*(84)*	*(31)*	*(209)*	*(220)*	*(5)*
Operating profit before taxation	320	509	*(37)*	542	*(41)*	1,561	1,909	*(18)*
Net operating profit before realized capital gains	244	224	*+9*	338	*(28)*	759	933	*(19)*
Realized capital gains [1]	0	61	*	65	*	342	288	*+19*
Net operating profit (excl. value adjustments on the equity portfolio)	**244**	**285**	***(14)***	**403**	***(39)***	**1,101**	**1,221**	***(10)***
Value adjustment of the equity portfolio	44	(263)	*	89	*	38	(263)	*
Realized	*(26)*	*(21)*	*	*39*	*	*1*	*(21)*	*
Unrealized	*70*	*(242)*	*	*50*	*+39*	*37*	*(242)*	*
Net operating profit	**288**	**22**	*	**492**	***(42)***	**1,139**	**958**	***+19***

[1] *After tax, excluding equity portfolio.*

- In the **first nine months**, net operating profit excluding value adjustments on the equity portfolio decreased by 10% to EUR 1,101 million compared to the first nine months of 2002.

- In the **third quarter** of 2003 the net operating profit excluding value adjustments on the equity portfolio decreased by 14% to EUR 244 million compared to the third quarter of 2002.

- **Net interest income** increased by 8% in the third quarter of the 2003 compared to the second quarter of this year as high deposit volumes were maintained. Net interest income was 4% lower at EUR 3,216 million in the first three quarters of 2003 compared to the same period last year, mainly as a result of a flatter yield curve and lower deposit margins.

- **Net commissions** were affected by lower market levels and reduced activity compared to last year and reduced by 6% to EUR 1,316 million in the first nine months of 2003. In the third quarter net commissions were maintained at the level of the previous quarter despite reduced activity levels during the summer period.

- **Results on financial transactions** (excluding realized capital gains) fell 7% to EUR 432 million in the first nine months of the year. In the third quarter a sharp reduction in trading results resulted in a EUR 96 million quarter on quarter fall in the results on financial transactions (after tax fall of EUR 130 million).

- For the first nine months of the year, **value adjustments on the credit portfolio** (including land & buildings) were 38% higher at EUR 572 million as a result of worse economic circumstances. There was a 7% quarter on quarter increase in value adjustments to EUR 197 million, but these are expected to reduce somewhat in the fourth quarter of this year compared to quarter three.

- **Operating costs** remained well under control in the first nine months and were 1% lower at EUR 3,666 million compared to the same period last year. These cost savings are on top of the 8% cost reduction already realized in 2002. The cost/income ratio ended at 62.1%. In the third quarter operating costs increased by 1% compared to the second quarter

- The **number of FTEs** dropped by more than 1,600 to 38,000 compared to 31 December 2002.

- The **tier-1 ratio** and **capital adequacy ratio** remained high at respectively 8.4% and 13.1%. Risk-weighted commitments were tightly managed and increased by only 0.6% to EUR 152 billion in the first nine months of the year.

Insurance

Key figures

In EUR million	Quarterly					Nine months		
	Q3 2003	Q3 2002	change in %	Q2 2003	change in %	2003	2002	change in %
Net insurance premiums	4,053	4,286	*(5)*	4,232	*(4)*	13,448	12,990	*+4*
Life	*1,932*	*2,111*	*(9)*	*2,113*	*(9)*	*7,031*	*6,369*	*+10*
Non-life	*2,121*	*2,175*	*(2)*	*2,119*	*0*	*6,417*	*6,621*	*(3)*
Operating expenses	(1,203)	(1,223)	*(2)*	(1,222)	*(2)*	(3,725)	(3,762)	*(1)*
Operating costs	*(636)*	*(761)*	*(16)*	*(637)*	*0*	*(1,963)*	*(2,145)*	*(9)*
Technical results								
Life	206	185	*+11*	198	*+4*	598	620	*(3)*
Non-life	188	148	*+27*	182	*+3*	535	434	*+23*
Net operating profit before realized capital gains	299	238	*+25*	264	*+13*	815	811	*0*
Life	*158*	*113*	*+40*	*126*	*+26*	*409*	*444*	*(8)*
Non-life	*141*	*125*	*+12*	*138*	*+2*	*406*	*367*	*+10*
Realized capital gains [1]	33	(22)	*	25	*+32*	189	(30)	*
Net operating profit (excluding value adjustment on the equity portfolio)	**332**	**216**	***+53***	**289**	***+15***	**1,004**	**781**	***+28***
Value adjustment of the equity portfolio	113	(1,992)	*	383	*(70)*	(593)	(1,902)	*
Realized	*(83)*	*(16)*	*	*(654)*	*	*(757)*	*74*	*
Unrealized	*196*	*(1,976)*	*	*1,037*	*(81)*	*164*	*(1,976)*	*
Net operating profit	**445**	**(1,776)**	*	**672**	***(34)***	**411**	**(1,121)**	*

[1] *After tax, excluding equity portfolio.*

- In the **first nine months**, net operating profit excluding value adjustments on the equity portfolio increased by 28% to EUR 1,004 million compared to the first nine months of 2002. This increase was largely due to the European insurance business, which saw its net operating profit excluding value adjustments on the equity portfolio improve by 39% to EUR 757 million compared to prior year. In the first three quarters of 2003, Fortis, Inc.'s net operating profit excluding value adjustments on the equity portfolio increased by 4% to EUR 247 million. After adjustment for exchange differences, the net operating profit excluding value adjustments increased by 27%.

- In the **third quarter** of 2003 net operating profit excluding value adjustments on the equity portfolio increased by 53% to EUR 332 million compared to the third quarter of 2002.

- Compared to the first three quarters of 2002, total **gross premiums Life** rose 10% to EUR 7,118 million. In Europe, Life premiums increased by 14%.

- **Technical results Life** went down 3% to EUR 598 million in the first three quarters of 2003. In Europe, Life technical results improved by 4% to EUR 508 million despite lower financial income.

- Non-life performed well at all business lines. After adjustment for exchange rate differences, **total gross premium income Non-life** improved 7%. Including the impact of the weaker US dollar, gross premium income fell 6% to EUR 8,568 million. In Europe, total premiums increased as all product lines benefited from rate increases and new business.

- **Technical results Non-life** improved by 23% to EUR 535 million compared to the first three quarters of last year. Technical results in Accident and Health, Motor and Fire improved due to lower claims and higher tariffs, particularly in Europe. The net combined ratio (excluding Fortis, Inc.) was 97% compared with 102% for the first nine months of 2002.

- The overall **operating costs** of the Insurance business decreased 9%, mainly as a result of exchange rate differences (organically -1%).

- In the Benelux countries (at Fortis ASR and Fortis AG), the number of **FTEs** decreased 153 to 9,652 at the end of September 2003 compared to the year-end of 2002. Fortis Insurance International saw its FTEs rise 45 to 3,411 because of increased activities in the UK and Spain. The number of FTEs at Fortis, Inc. rose 156 to 11,979 at the end of September 2003 as a result of an operational expansion.

Solvency

Net core capital is based on a conservative calculation. It excludes any unrealized capital gains on the bond portfolio, goodwill, and any elements of embedded value.

in EUR billion	**30 September 2003**	**30 June 2003**
Net core capital	17.6	16.9
Legally required minimum	9.7	9.7
Surplus above legally required minimum	7.8	7.2
Surplus above legally required minimum (as %)	80	74
Fortis's floor	15.5	15.5
Surplus above Fortis's floor	2.0	1.4
Surplus above Fortis's floor (as %)	13	9

On the back of the improving stock markets Fortis's solvency strengthened further in the third quarter of 2003. As at 30 September, net core capital was EUR 17.6 billion, EUR 7.8 billion (80%) above the legally required minimum and EUR 2.0 billion (13%) above Fortis's own floor.
Our sensitivity to a 10% movement in the equity market is EUR 300-350 million as at 30 September 2003.
At 30 September, equity investments accounted for 5.1% of our total investment portfolio. At 21 November, Fortis's solvency, excluding fourth quarter results, was EUR 17.8 billion.

Key figures per ordinary share

In EUR	Nine months 2003	Nine months 2002
Net operating profit before realized capital gains	1.10	1.24
After full conversion [1]	1.09	1.23
Net operating profit after realized capital gains [2]	1.51	1.43
After full conversion [1]	1.48	1.41
Net operating profit	**1.06**	**(0.17)**
After full conversion [1]	1.05	(0.17)
Net profit	**1.04**	**(0.07)**
After full conversion [1]	1.03	(0.07)
Shareholders' equity	8.43	8.39 [3]

[1] *After exercise of all warrants and options and after full conversion of convertible bonds.*
[2] *After tax, excluding equity portfolio.*
[3] *Year-end 2002.*

Details about the developments per business can be found on the next pages.

Developments per business

I. Network Banking

- **Net operating profit excluding value adjustments on the equity portfolio for the first nine months of 2003 down 25% to EUR 728 million compared to the same period in 2002**
- **Ongoing cost savings, continuous decrease in FTEs**
- **Premium income up sharply at FB Assurances**

Network Banking achieved a **net operating profit,** excluding value adjustments on the equity portfolio, of EUR 728 million for the first nine months of 2003, a 25% decrease compared to the same period in 2002. Net interest income rose 3% in the first nine months of 2003. Provisions for credit risks increased as a consequence of the weak economic conditions. The number of **FTEs** fell from 20,346 to 18,869. Consequently, costs remained under control and operating expenses were down by 3%.

Retail Banking. The merger programme is on schedule. Respectively 203 and 10 branches were closed in Belgium and the Netherlands in the first nine months. The number of FTEs reduced 682 and 170 in those two respective countries. Customer satisfaction at the branches in Belgium improved from 65% in 2002 to 70% in 2003. Electronic banking expanded further. Over 500,000 customers have subscribed to PC banking.
Retail Banking in the Netherlands continued its efforts to position itself as the challenger in the Dutch market in the third quarter. There was further development of the distribution channels in terms of the functionality and availability, with the aim of striking a balance between maximum customer satisfaction and profitability for the bank. This was supported by a new, distinctive advertising campaign.

FB Insurance realized good results. Life premium income rose from EUR 1,144 million to EUR 1,686 million. This increase was mainly due to traditional life products, whereas premium income from unit-linked products declined. In Non-life premiums went up 5% to EUR 129 million.

Commercial Banking. Fortis Bank opened four new Business Centres – in Seville, Turin, Marseilles, and Munich – in the third quarter of 2003. This move underscored Fortis's confidence in its European strategy.

In July, Fortis Bank successfully introduced a cross-border credit facility for internationally operating businesses. Companies no longer need to negotiate credit facilities for operating subsidiaries with a local bank in each country. With Fortis Bank's International Credit Facility, they can enter into a credit agreement at group level through a single contact – the Global Relationship Manager. Initial demand for this product looks very promising. A considerable number of deals have already been closed.

In October, Fortis and Bank Austria Creditanstalt AG (BA/CA) reached agreement on the sale of BA/CA Asset Finance Ltd., BA/CA's British leasing operation, to Fortis Lease for EUR 38 million (GBP 26 million) in cash. This acquisition has taken Fortis one step closer to its goal of offering a comprehensive package of financial services to European companies with international operations.

II. Merchant Banking

- **Net operating profit excluding value adjustments on the equity portfolio for the first three quarters of 2003 improved 61% to EUR 295 million, compared with the first three quarters of 2002, driven mainly by Global Markets**
- **Credit demand remains subdued**

Merchant Banking's **net operating profit** excluding value adjustments on the equity portfolio for the first three quarters of 2003 rose to EUR 295 million, a 61% increase compared with the comparable figures of last year.

Merchant Banking's results were largely driven by the good performance of the **Global Markets** division, where profit was up more than 20% from last year. Excellent trading results and very satisfying sales volume accounted for this performance. Profit was generated mainly by currency, interest rate and credit spread activities, with an excellent performance by the credit derivatives unit.

Other areas of Merchant Banking continued to suffer from the difficult economic climate. Credit demand was very low and risk-weighted commitments fell (although higher margins offset this decline somewhat). The Investment Banking activities saw commission income drop, although activity started to pick up in the third quarter. The number of **FTEs** (2,677) was 3% lower than last year.

III. Investment services

Private Banking & Trust

- **Net operating profit excluding value adjustments on the equity portfolio for the first three quarters of 2003 improved 25% to EUR 91 million, compared with the first three quarters of 2002**
- **Assets under management advanced to EUR 51 billion, up 3% from the second quarter of 2003**
- **Costs in the first three quarters of 2003 were down 7% compared with the first three quarters of 2002**

Net operating profit excluding value adjustments on the equity portfolio for the third quarter stands at EUR 33 million compared with EUR 16 million for the third quarter of 2002, giving net operating profit of EUR 91 million for the first nine months of 2003 (excluding value adjustments on the equity portfolio).

These improved results were driven by three factors:

- An increase in revenues as a result of higher interest income and the pick-up in the stock market levels. This performance was driven mainly by higher activity in banking and trust. More structuring deals were also completed in both our banking and trust activities.
- Assets under management increased to EUR 51 million, due partly to improved market conditions.
- The ongoing realization of cost savings, restructuring activities and achievement of economies of scale. The number of **FTEs** decreased further in the third quarter from 2,288 (end of second quarter 2003) to 2,279 (2,617 at end of third quarter 2002).

Asset Management

- **Net operating profit excluding value adjustments on the equity portfolio for the first three quarters of 2003 down 5% to EUR 37 million, compared with the first three quarters of 2002 (third quarter 2003 EUR 13 million, +18% compared to the same quarter last year).**
- **Assets under management advanced to EUR 77 billion**
- **'Best Selection China' raises over EUR 400 million**
- **Launch of Euro High Yield and SRI investment capabilities**

The third quarter benefited from an improvement in markets and equity inflows alike. Fortis Investments' diverse product and distribution capabilities allowed it to take full advantage of this shift. Assets under management rose to EUR 77 billion at the end of September (End of September 2002: EUR 70 billion).

Total revenues for the third quarter remained stable at EUR 54 million, compared to the third quarter of 2002, while revenues for the first nine months amounted to EUR 158 million. **Net operating profit** excluding value adjustments on the equity portfolio for the first three quarters was EUR 37 million, a 5% decrease compared to the same period last year. In the third quarter of 2003, net operating profit increased to EUR 13 million, +18% compared to the same period last year. Costs remained firmly under control at EUR 109 million.

Fortis Investments' recent developments in structured products, convertibles and China paid substantial dividends in the third quarter. The highly successful Fortis B Equity 94 product (or '5+5') brought in EUR 450 million in new assets under management, while the total value of our Convertibles fund rose to just short of EUR 1 billion (2002: EUR 200 million). Our new 'Best Selection China' fund made its first closing on 15 August at EUR 409 million, the largest foreign single fund launched to date.

Fortis Investments' commitment to innovation continued throughout the third quarter. It became one of the first European asset managers to incorporate a 'Socially Responsible Investment' ('SRI') ranking in its European equity process. In addition, Fortis Investments signed up for the Carbon Disclosure Project 2003. Fortis Investments also continued to invest in alpha capabilities by adding a Euro High Yield to its European Fixed Income offering. A first product will be launched in the fourth quarter of 2003. The third quarter saw Fortis Investments accelerate its commitment to hedge funds with the launch of a second hedge fund investing in emerging fixed income.

Information Banking

- **Net operating profit excluding value adjustments on the equity portfolio for the first three quarters of 2003 up 6% to EUR 88 million, compared with the first three quarters of 2002**
- **Fortis Clearing International attains bank status**

Net operating profit excluding value adjustments on the equity portfolio in the first nine months of 2003 improved to EUR 88 million, up 6% compared with the corresponding period in 2002. The increase was mainly due to the good performance of securities lending and arbitrage activities, which outweighed the adverse effects of falling equity markets, low interest rates and the weak US dollar in the first three quarters of 2003. The number of **FTEs** remained stable at 1,033.

Net operating profit excluding value adjustments on the equity portfolio in the third quarter of 2003 came to EUR 14 million, down from EUR 19 million in the corresponding period in 2002. Net operating profit excluding value adjustments on the equity portfolio in the second quarter of 2003 amounted to EUR 64 million.

Clearing activities in Chicago and Sydney progressed satisfactorily. Fortis Clearing International was awarded bank status and thus changed its name to Fortis Bank Global Clearing N.V. This division, from its Amsterdam office, now offers improved and integrated services, greater transparency of supervision and a more efficient allocation of capital. All clearing activities will eventually be included under this legal structure, starting with those offered from the London and Frankfurt offices.

Specialist services to (hedge) funds and fund managers generated new business in Europe and especially in the Far East, which drove up assets under administration. Additionally, financing solutions for alternative and other investment managers made a significant contribution to the results of this service. The Alternative Investment Seminar, which was organized for the third time, attracted experts from around the world and underscored the interest in alternative investments and Prime Fund Solutions.

IV. Fortis ASR

- **Net operating profit excluding value adjustments on the equity portfolio for the first three quarters of 2003 up 53% to EUR 323 million, compared with the first three quarters of 2002**
- **Gross Non-life premium income up 5%**

Net operating profit excluding value adjustments on the equity portfolio, amounted to EUR 323 million for the first three quarters of 2003, a 53% improvement on the same period last year. **FTEs** numbered 5,082, compared with 5,187 at year-end 2002.

Gross premium income from **Life** amounted to EUR 2,221 million, 3% less than in 2002. This was partly due to the cancellation of one large life insurance contract at Collective Life. Premium income from Individual Life rose slightly despite the scrapping of the basic tax allowance in 2003 and the prevailing uncertainty about the new tax rules.

Gross premium income from **Non-life** rose by 5% to EUR 1,587 million, with healthy growth across all product categories. Gross premium income from Motor insurance increased by 8% to EUR 372 million. Gross Accident & Health premiums climbed 5% to EUR 794 million.

Life results are under pressure as a result of lower dividends received, lower fees for unit-linked products and lower interest rates.

Accident and Health performed satisfactorily thanks to an effective reintegration policy.

Fortis ASR has begun implementing its recently announced strategy for the years ahead. Key objectives are the integration of the back offices of AMEV, Stad Rotterdam and Woudsend and the further centralization of support services. Consequently, 750 jobs will disappear within three years. In a related move, Fortis ASR recently announced that it will examine its labelling strategy. Internal efficiency issues arising from the back-office integration have prompted a review into combining the three brands into a single brand. Fortis ASR will reach a decision on this matter by the end of the year, following the research of customer opinion (i.e. the intermediary).

V. Fortis AG and Fortis Insurance International

Fortis AG

- **Net operating profit excluding value adjustments on the equity portfolio for the first three quarters of 2003 up 31% to EUR 205 million, compared with the first three quarters of 2002**
- **Gross premiums up 17%: Life +23%, Non-life +7%**

Fortis AG 's **net operating profit** for the first three quarters of 2003, excluding value adjustments on the equity portfolio, advanced 31% to EUR 205 million. After accounting for value adjustments on the equity portfolio this resulted in a net operating loss of EUR 43 million. At 4.570 the number of **FTEs** (including Bernheim Comofi) was 48 less than at year-end 2002.

Gross premiums rose by 17% to EUR 2,120 million compared with EUR 1,812 million last year. Life premiums went up 23% and Non-life premiums rose 7%.

Falling interest rates and hesitant stock markets resulted in strong growth of **Individual Life** with guaranteed interest rates. Fortis AG's premium income consequently climbed 33%. Fortis AG was the first to launch the 'voluntary supplementary pension for self-employed persons'. The monopoly in the distribution of social funds will be abolished on 1 January 2004. More than 2,000 brokers took part in the training sessions.

The total premium income of **Group Life** rose 6% to EUR 482 million. New products and services launched at the beginning of 2003 contributed largely to this increase and should generate further growth in the fourth quarter. A new law on complementary pensions, which will come into effect in 2004, will have a significant impact on the pensions business. Fortis AG is considering the impact and preparing for the consequences.

The rise in **Non-life** premium income, in both the retail and the SME market, was due to portfolio growth and rate increases. In the retail market, the multi-cover Familis package stimulated growth (underwriting rose by 7% in Motor, 22% in Fire and 38% in Third Party Liability). Technical results improved for all products (especially motor) in both the retail and the SME market, due to external and internal factors. External factors include fewer traffic accidents due to speed checks, fewer incidences of vehicle theft and declining frequency of claims against most Non-life insurances (liability, workmen's compensation, fire). Internal factors include a prudent acceptance policy, prevention, rate increases and ongoing portfolio monitoring.

Fortis Insurance International

- **Excellent Non-life results in Spain and UK**
- **Acquisition of Swiss Life Spain by CaiFor finalized**
- **Asian strategy on track**

Fortis Insurance International achieved a **net operating profit** excluding value adjustments on the equity portfolio of EUR 91 million in the first three quarters of 2003, up 75% from the corresponding period in 2002. **FTEs** numbered 3.411 at the end of the third quarter of 2003, an increase of 45 since the end of 2002.

Excluding the exchange rate impact, Non-life results remained high in Spain and the UK. Life results continued to be affected by the reorganization of Fortis Assurances in France, but third-quarter results were on target.

Premium income from Life insurance was lower than expected, as sales in Luxembourg are still below target.

Fortis Insurance Asia is on track. Fortis is vigorously pursuing the expansion of Life insurance operations in some Asian countries. Growth in insurance activities in the People's Republic of China has continued to exceed expectations. Excellent results were booked at Mayban Fortis in Malaysia.

Fortis Corporate Insurance (FCI) has fortified its leading position in the Benelux countries. The available capacity for business insurances remains tight. Higher premiums on the existing portfolio combined with a selective acceptance policy sharply lifted the technical result. The number and size of major fires in the Netherlands continue to be a cause for concern for the entire market.

FCI booked gross premium income of nearly EUR 414 million in the first three quarters of 2003, up 19% from the corresponding period in 2002. Net operating profit, excluding value adjustments on the equity portfolio, came to nearly EUR 13 million (+18%). Results were good across the board, with the exception of Liability and Fire in the Netherlands. The share capital was increased by EUR 65 million on 22 October 2003. This will enable Fortis Corporate Insurance to support further growth of the portfolio and enhance solvency.

VI. Fortis, Inc.

- **Planned IPO of Fortis, Inc.**
- **Increase in net operating profit**
- **Strong business line results**

On 25 September 2003, Fortis announced its intention to make an **initial public offering** (IPO) of shares of its US insurance operations. After the announcement, on October 24, 2003, Fortis, Inc., under its proposed name Assurant, Inc., filed a registration statement with the US Securities and Exchange Commission relating to the proposed initial public offering.

The planned IPO is expected to accelerate the development of Fortis's core activities while providing Fortis, Inc. with the opportunity to expand its operations as desired, raising locally generated capital, if required. As previously announced, Fortis intends to divest gradually its entire ownership stake in Fortis, Inc., retaining flexibility as to the timing of this divestment in order to benefit from the right market conditions as they occur. The IPO is expected to be made in the course of 2004, subject to market conditions.

Fortis, Inc. reported a **net profi**t of USD 274 million – a 25% increase compared to 2002.

Assurant Group reported net operating profit before capital gains of USD 100 million, which is USD 1 million below last year's level. Investment income was lower due to lower investment yields and operating costs were higher. This was partly offset by increases in premiums (mainly in Specialty Property Solutions), higher fee income - from the debt protection programs, which steadily substitutes the credit related insurance – and a lower effective tax rate.

Fortis Employee Benefits reported net operating profit before capital gains of USD 49 million, a USD 12 million increase on last year.

Fortis Health reported net operating profit before capital gains of USD 93 million, a USD 17 million increase on last year. The improved profitability is due to a large increase in revenues and improvement of Individual Markets claims ratio. General expenses (or operating costs) are favourable due to a delay in amortizing capitalized software costs.

Fortis Preneed reported net operating profit before capital gains of USD 28 million, USD 11 million below last year's level. The decrease is primarily due to lower revenues at the AMLIC division and lower investment income. The company has reduced certain crediting rates on new policies sold in 2003 to offset the decline in investment yield, due to lower interest rates.

REVIEW REPORT

Introduction

We have reviewed the nine-month interim financial information as of 30 September 2003 of Fortis. The interim financial information is the responsibility of the management of Fortis. Our responsibility is to issue a report on the interim financial information based on our review.

Scope

We conducted our review in accordance with generally accepted standards for review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the interim financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the nine-month interim financial information as of 30 September 2003 for them to be in conformity with generally accepted accounting principles for interim financial information.

Utrecht, 25 November 2003

KPMG Accountants N.V.

Brussels, 25 November 2003

PricewaterhouseCoopers
Réviseurs d'Enterprises S.C.C.R.L.
represented by
Ph. Barbier and L. Discry

Reconciliation operating profit before and after taxation
(in EUR million)

	Gross	*Taxation and minority interests*	*Net*
First three quarters 2003			
Operating result	**1,701.6**	**(496.7)**	**1,204.9**
less: Realized capital gains shares	(1,200.9)	444.5	(756.4)
less: Realized capital gains other	797.7	(264.9)	532.8
Operating result before realized capital gains	**2,104.8**	**(676.3)**	**1,428.5**
First three quarters 2002			
Operating result	**2,990.3**	**(1,081.6)**	**1,908.7**
less: Realized capital gains shares	39.0	13.3	52.3
less: Realized capital gains other	416.1	(170.1)	246.0
Operating result before realized capital gains	**2,535.2**	**(924.8)**	**1,610.4**

Annexes to report on first three quarter figures 2003 of Fortis

Consolidated profit and loss account
(in EUR million)

	First three quarters 2003	*First three quarters 2002*	*Percentage change*
Revenues:			
Insurance premiums	13,447.7	12,989.9	4
Interest income	19,769.4	19,363.0	2
Commissions and fees	1,313.7	1,397.0	(6)
Results from financial transactions			
- on behalf of policyholders	430.7	(3,590.4)	*
- other [1]	29.1	922.3	(97)
Other revenues			
- on behalf of policyholders	292.1	350.2	(17)
- other	1,622.0	1,679.1	(3)
Total revenues	36,904.7	33,111.1	11
Interest expense	(14,718.2)	(14,162.6)	4
Total revenues, net of interest expense	**22,186.5**	**18,948.5**	**17**
Technical charges insurance	(12,193.0)	(7,753.1)	57
Value adjustments	(622.9)	(444.1)	40
Net revenues	9,370.6	10,751.3	(13)
Operating expenses	(7,669.0)	(7,761.0)	(1)
Operating result before taxation	**1,701.6**	**2,990.3**	**(43)**
Taxation	(388.5)	(951.9)	(59)
Operating group profit	1,313.1	2,038.4	(36)
Minority interests	108.2	129.7	(17)
Net operating profit before value differences	**1,204.9**	**1,908.7**	**(37)**
Value differences on the equity portfolio [2]	170.8	(2,125.0)	
Net operating profit	**1,375.7**	**(216.3)**	*
Non-operating items:			
- Reorganisation provision (Insurance)	(13.0)	(18.0)	
- Reorganisation provision (Banking)	(14.7)	(36.0)	
- Arbed (Banking)		18.7	
- Toplease (Banking)		72.6	
- Cedel (Banking)		92.3	
Non-operating items after taxation	(27.7)	129.6	*
Net profit	**1,348.0**	**(86.7)**	*

1) *Including results on hedging transactions and total realized capital gains.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Annexes to report on first three quarter figures 2003 of Fortis

Consolidated balance sheet (before appropriation of profit)
(in EUR million)

	30 September 2003	*31 December 2002*
Assets		
Cash	6,361.9	4,484.8
Trading securities	23,154.9	14,518.2
Investments	153,277.6	140,098.7
Loans and advances to credit institutions	67,630.9	83,859.0
Loans and advances to customers	176,191.3	172,144.1
Reinsurers' share of technical provisions	5,803.4	6,131.6
Deferred acquisition costs	2,704.5	2,810.1
Prepayments and accrued income	29,062.1	27,856.7
Investments on behalf of policyholders	19,378.7	18,390.6
Other assets	18,067.0	15,471.6
Total assets	**501,632.3**	**485,765.4**
Liabilities		
Amounts owed to credit institutions	98,576.5	96,548.4
Amounts owed to customers	182,235.3	177,635.3
Debt certificates	48,328.8	49,963.7
Technical provisions	64,229.7	61,735.9
Technical provisions related to investments on behalf of policyholders	19,291.1	18,563.5
Accruals and deferred income	29,900.8	26,614.6
Other liabilities	31,555.6	27,157.6
Convertible notes	1,256.0	1,256.2
Subordinated convertible note *	1,250.0	1,250.0
Subordinated liabilities *	9,708.3	9,723.5
	486,332.1	470,448.7
Fund for general banking risks *	2,212.8	2,215.0
Minority interests in group equity	2,161.7	2,230.8
Net equity	10,925.7	10,870.9
Group equity *	13,087.4	13,101.7
Total liabilities	**501,632.3**	**485,765.4**
* Risk-bearing capital	26,258.5	26,290.2

Annexes to report on first three quarter figures 2003 of Fortis

Key figures per share

	First three quarters 2003	*First three quarters 2002*
	EUR	EUR
Fortis		
Net operating profit before value differences	0.93	1.47
After full conversion [1]	0.92	1.45
Net operating profit	1.06	(0.17)
After full conversion [1]	1.05	(0.17)
Net profit	1.04	(0.07)
After full conversion [1]	1.03	(0.07)
Net equity	8.43	8.39 [3]
Average number of shares outstanding	1,295,379,559 [2]	1,294,092,566 [2]
Number of shares outstanding end of period	1,295,379,559 [2]	1,295,379,559 [2] [3]

1) *After exercise of warrants and options and full conversion of convertible bonds.*
2) *Upon economical withdrawal of shares issued under the FRESH-agreement.*
3) *Year-end 2002.*

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2002	**10,870.9**
Net profit	1,348.0
Dividend	(1,136.4)
Revaluation of investments	35.9
Reversal of revaluation on sale of investments	(9.6)
Taxation	29.2
Goodwill	(41.8)
Translations differences	(160.5)
Other changes in net equity	(10.0)
Net equity at 30 September 2003	**10,925.7**

Solvency

	Floor	*Cap*
Net core capital [1]	17,550.2	17,550.2
Solvency requirement	15,524.0	19,786.1
Solvency surplus / deficit	2,026.2	(2,235.9)
Net core capital as multiple of solvency target	1.13	0.89

1) *Consists of Group equity, Fund for general banking risks and Tier 1 loans.*

Annexes to report on first three quarter figures 2003 of Fortis

Profit and Loss account by sector
(in EUR million)

	Insurance	Banking	General [1]	First three quarters 2003 Total
Revenues:				
Insurance premiums	13,447.7			13,447.7
Interest income	2,682.2	17,263.2	(176.0)	19,769.4
Commissions and fees		1,315.6	(1.9)	1,313.7
Results from financial transactions				
- on behalf of policyholders	430.7			430.7
- other [2]	(922.0)	949.2	1.9	29.1
Other revenues				
- on behalf of policyholders	292.1			292.1
- other	1,094.3	527.0	0.7	1,622.0
Total revenues	17,025.0	20,055.0	(175.3)	36,904.7
Interest expense	(747.5)	(14,046.8)	76.1	(14,718.2)
Total revenues, net of interest expense	**16,277.5**	**6,008.2**	**(99.2)**	**22,186.5**
Technical charges insurance	(12,193.0)			(12,193.0)
Value adjustments	(50.4)	(572.5)		(622.9)
Net revenues	4,034.1	5,435.7	(99.2)	9,370.6
Operating expenses	(3,724.7)	(3,874.6)	(69.7)	(7,669.0)
Operating result before taxation	**309.4**	**1,561.1**	**(168.9)**	**1,701.6**
Taxation	(23.6)	(417.7)	52.8	(388.5)
Operating group profit	285.8	1,143.4	(116.1)	1,313.1
Minority interests	39.4	41.4	27.4	108.2
Net operating profit before value differences	**246.4**	**1,102.0**	**(143.5)**	**1,204.9**
Value differences on the equity portfolio [3]	164.7	36.6	(30.5)	170.8
Net operating profit	**411.1**	**1,138.6**	**(174.0)**	**1,375.7**
Non-operating items after taxation	(13.0)	(14.7)		(27.7)
Net profit	**398.1**	**1,123.9**	**(174.0)**	**1,348.0**
Net interest income		3,216.4		

1) *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*
2) *Including results on hedging transactions and total realized capital gains.*
3) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Annexes to report on first three quarter figures 2003 of Fortis

Profit and Loss account by sector
(in EUR million)

	Insurance	*Banking*	*General* [1]	*First three quarters 2002* *Total*
Revenues:				
Insurance premiums	12,989.9			12,989.9
Interest income	2,459.2	17,127.0	(223.2)	19,363.0
Commissions and fees		1,397.0		1,397.0
Results from financial transactions				
- on behalf of policyholders	(3,590.4)			(3,590.4)
- other [2]	18.1	915.8	(11.6)	922.3
Other revenues				
- on behalf of policyholders	350.2			350.2
- other	1,101.7	568.7	8.7	1,679.1
Total revenues	13,328.7	20,008.5	(226.1)	33,111.1
Interest expense	(553.9)	(13,768.1)	159.4	(14,162.6)
Total revenues, net of interest expense	**12,774.8**	**6,240.4**	**(66.7)**	**18,948.5**
Technical charges insurance	(7,753.1)			(7,753.1)
Value adjustments	(30.4)	(413.7)		(444.1)
Net revenues	4,991.3	5,826.7	(66.7)	10,751.3
Operating expenses	(3,761.6)	(3,918.0)	(81.4)	(7,761.0)
Operating result before taxation	**1,229.7**	**1,908.7**	**(148.1)**	**2,990.3**
Taxation	(328.3)	(659.5)	35.9	(951.9)
Operating group profit	901.4	1,249.2	(112.2)	2,038.4
Minority interests	46.3	49.4	34.0	129.7
Net operating profit before value differences	**855.1**	**1,199.8**	**(146.2)**	**1,908.7**
Value differences on the equity portfolio [3][4]	(1,976.3)	(242.1)	93.4	(2,125.0)
Net operating profit	**(1,121.2)**	**957.7**	**(52.8)**	**(216.3)**
Non-operating items after taxation	(18.0)	147.6		129.6
Net profit	**(1,139.2)**	**1,105.3**	**(52.8)**	**(86.7)**
Net interest income		3,358.9		

1) *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*
2) *Including total realized capital gains.*
3) *Including unrealized capital gains on equity portfolio.*
4) *Restated by sector.*

Annexes to report on first three quarter figures 2003 of Fortis

(in EUR million)

			Insurance
	Gross	*Taxation and minority interests*	*Net*
First three quarters 2003			
Operating result	**309.4**	**(63.0)**	**246.4**
less: Realized capital gains shares	(1,199.4)	442.2	(757.2)
less: Realized capital gains other	277.4	(88.8)	188.6
Operating result before realized capital gains	**1,231.4**	**(416.4)**	**815.0**
First three quarters 2002			
Operating result	**1,229.7**	**(374.6)**	**855.1**
less: Realized capital gains shares	68.4	5.3	73.7
less: Realized capital gains other	(50.3)	20.1	(30.2)
Operating result before realized capital gains	**1,211.6**	**(400.0)**	**811.6**

			Banking
	Gross	*Taxation and minority interests*	*Net*
First three quarters 2003			
Operating result	**1,561.1**	**(459.1)**	**1,102.0**
less: Realized capital gains shares	(1.5)	2.3	0.8
less: Realized capital gains other	518.4	(176.1)	342.3
Operating result before realized capital gains	**1,044.2**	**(285.3)**	**758.9**
First three quarters 2002			
Operating result	**1,908.7**	**(708.9)**	**1,199.8**
less: Realized capital gains shares	(29.4)	7.9	(21.5)
less: Realized capital gains other	478.0	(190.3)	287.7
Operating result before realized capital gains	**1,460.1**	**(526.5)**	**933.6**

Annexes to report on first three quarter figures 2003 of Fortis

Balance sheet by sector
(in EUR million)

				30 September 2003
	Insurance	*Banking*	*General* [1]	*Total*
Assets				
Cash	2,082.0	5,075.3	(795.4)	6,361.9
Trading securities		23,154.9		23,154.9
Investments	53,709.9	99,477.2	90.5	153,277.6
Loans and advances to credit institutions	1,556.2	66,823.5	(748.8)	67,630.9
Loans and advances to customers	17,019.8	162,873.3	(3,701.8)	176,191.3
Reinsurers' share of technical provisions	5,803.4			5,803.4
Deferred acquisition costs	2,704.5			2,704.5
Prepayments and accrued income	1,261.0	27,979.5	(178.4)	29,062.1
Investments on behalf of policyholders	19,378.7			19,378.7
Other assets	7,733.2	12,504.6	(2,170.8)	18,067.0
Total assets	**111,248.7**	**397,888.3**	**(7,504.7)**	**501,632.3**
Liabilities				
Amounts owed to credit institutions	816.8	98,726.8	(967.1)	98,576.5
Amounts owed to customers		185,753.4	(3,518.1)	182,235.3
Debt certificates	6,917.4	36,132.3	5,279.1	48,328.8
Technical provisions	64,229.7			64,229.7
Technical provisions related to investments on behalf of policyholders	19,291.1			19,291.1
Accruals and deferred income	915.3	28,563.9	421.6	29,900.8
Other liabilities	10,397.6	27,026.0	(5,868.0)	31,555.6
Convertible notes	0.0		1,256.0	1,256.0
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	2,260.0	9,539.9	(2,091.6)	9,708.3
	104,827.9	385,742.3	(4,238.1)	486,332.1
Fund for general banking risks		2,212.8		2,212.8
Minority interests in group equity	759.5	930.2	472.0	2,161.7
Net equity	5,661.3	9,003.0	(3,738.6)	10,925.7
Group equity	6,420.8	9,933.2	(3,266.6)	13,087.4
Total liabilities	**111,248.7**	**397,888.3**	**(7,504.7)**	**501,632.3**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first three quarter figures 2003 of Fortis

Balance sheet by sector
(in EUR million)

	Insurance	Banking	General [1]	31 December 2002 Total
Assets				
Cash	1,970.7	3,290.7	(776.6)	4,484.8
Trading securities		14,518.2		14,518.2
Investments	49,999.1	89,978.6	121.0	140,098.7
Loans and advances to credit institutions	2,297.6	82,282.8	(721.4)	83,859.0
Loans and advances to customers	16,530.2	158,591.1	(2,977.2)	172,144.1
Reinsurers' share of technical provisions	6,131.6			6,131.6
Deferred acquisition costs	2,810.1			2,810.1
Prepayments and accrued income	1,248.2	26,652.2	(43.7)	27,856.7
Investments on behalf of policyholders	18,390.6			18,390.6
Other assets	6,026.0	10,067.5	(621.9)	15,471.6
Total assets	**105,404.1**	**385,381.1**	**(5,019.8)**	**485,765.4**
Liabilities				
Amounts owed to credit institutions	1,159.3	98,772.6	(3,383.5)	96,548.4
Amounts owed to customers		179,566.4	(1,931.1)	177,635.3
Debt certificates	6,718.3	40,230.3	3,015.1	49,963.7
Technical provisions	61,735.9			61,735.9
Technical provisions related to investments on behalf of policyholders	18,563.5			18,563.5
Accruals and deferred income	1,325.1	25,299.7	(10.2)	26,614.6
Other liabilities	7,358.8	20,565.1	(766.3)	27,157.6
Convertible notes	0.3		1,255.9	1,256.2
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	2,261.2	9,524.1	(2,061.8)	9,723.5
	99,122.4	373,958.2	(2,631.9)	470,448.7
Fund for general banking risks		2,215.0		2,215.0
Minority interests in group equity	752.0	954.3	524.5	2,230.8
Net equity	5,529.7	8,253.6	(2,912.4)	10,870.9
Group equity	6,281.7	9,207.9	(2,387.9)	13,101.7
Total liabilities	**105,404.1**	**385,381.1**	**(5,019.8)**	**485,765.4**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first three quarter figures 2003 of Fortis

Assets under management by origin
(in EUR million)

		30 September 2003		*31 December 2002*		*Percentage change*
Investments insurance	53,709.9		49,999.1		7	
Investments banking	99,477.2		89,978.6		11	
Total investments for own account [1]		153,277.6		140,098.7		9
Investments on behalf of policyholders		19,378.7		18,390.6		5
- Private Banking	50,797.6		50,675.0		0	
- Asset Management	77,103.1		72,766.0		6	
- Other	23,053.1		24,091.9		(4)	
- Intercompanies	(17,680.5)		(16,205.3)			
Funds under management		133,273.3		131,327.6		1
Total assets under management		**305,929.6**		**289,816.9**		**6**

[1] *This amount also includes the investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment
(in EUR million)

				30 September 2003
	Shares	*Land and buildings*	*Debt securities*	*Total*
Private Banking	21,332.5		29,465.1	50,797.6
Asset Management	28,923.4	348.8	47,830.9	77,103.1
Other	5,148.5	524.0	17,380.6	23,053.1
Subtotaal	55,404.4	872.8	94,676.6	150,953.8
Eliminations	(4,512.5)	(226.9)	(12,941.1)	(17,680.5)
Total funds under management	**50,891.9**	**645.9**	**81,735.5**	**133,273.3**

Roll-forward funds under management for the first three quarters 2003
(in EUR million)

	Private Banking	*Asset Management*	*Other*	*Eliminations*	*Total*
Closing balance at 31 December 2002	50,675.0	72,766.0	24,091.9	(16,205.3)	131,327.6
Net new means	545.9	(640.1)	3,798.3	(2,102.1)	1,602.0
Capital gains/losses	(379.3)	1,098.3	(313.5)	626.9	1,032.4
Transfer between business lines and other	(44.0)	3,878.9	(4,523.6)		(688.7)
Closing balance at 30 September 2003	**50,797.6**	**77,103.1**	**23,053.1**	**(17,680.5)**	**133,273.3**

Summary of consolidated figures Insurance
(in EUR million)

	First three quarters 2003	*First three quarters 2002*
Fortis ASR		
Total revenues, net of interest expense	4,155.8	2,500.8
Operating result before taxation	(159.2)	372.3
Net operating profit before realized capital gains	219.0	190.2
Total assets	44,015.9	39,926.4 [2]
Fortis AG		
Total revenues, net of interest expense	2,814.8	2,196.3
Operating result before taxation	247.7	238.4
Net operating profit before realized capital gains	166.0	154.7
Total assets	17,387.4	16,846.4 [2]
FB Insurance		
Total revenues, net of interest expense	2,047.6	811.3
Operating result before taxation	(206.3)	186.7
Net operating profit before realized capital gains	125.8	129.6
Total assets	16,806.6	15,089.8 [2]
Fortis International		
Total revenues, net of interest expense	2,641.6	2,030.1
Operating result before taxation	66.3	87.9
Net operating profit before realized capital gains	70.8	50.7
Total assets	14,188.9	13,161.4 [2]
Fortis, Inc.		
Total revenues, net of interest expense	4,617.7	5,236.3
Operating result before taxation	360.9	344.4
Net operating profit before realized capital gains	233.4	286.4
Total assets	19,110.0	20,638.5 [2]
Insurance		
Total revenues, net of interest expense	16,277.5	12,774.8
Operating result before taxation	309.4	1,229.7
Net operating profit before realized capital gains	815.0	811.6
Total assets [1]	111,248.7	105,404.1 [2]

1) *Including eliminations.*
2) *Year-end 2002.*

Annexes to report on first three quarter figures 2003 of Fortis

Profit and loss account insurance
(in EUR million)

	Life	*Non-life*	*First three quarters 2003 Total*
Revenues:			
Insurance premiums	7,030.7	6,417.0	13,447.7
Interest income	2,152.7	529.5	2,682.2
Results from financial transactions			
- on behalf of policyholders	430.7		430.7
- other [1]	(839.4)	(82.6)	(922.0)
Other revenues			
- on behalf of policyholders	292.1		292.1
- other	812.4	281.9	1,094.3
Total revenues	9,879.2	7,145.8	17,025.0
Interest expense	(673.9)	(73.6)	(747.5)
Total revenues, net of interest expense	**9,205.3**	**7,072.2**	**16,277.5**
Technical charges insurance	(8,251.9)	(3,941.1)	(12,193.0)
Value adjustments	(33.6)	(16.8)	(50.4)
Net revenues	919.8	3,114.3	4,034.1
Operating expenses	(1,128.5)	(2,596.2)	(3,724.7)
Operating result before taxation	**(208.7)**	**518.1**	**309.4**
Taxation	132.8	(156.4)	(23.6)
Operating group profit	(75.9)	361.7	285.8
Minority interests	37.7	1.7	39.4
Net operating profit before value differences	**(113.6)**	**360.0**	**246.4**
Value differences on the equity portfolio [2]	162.3	2.4	164.7
Net operating profit	**48.7**	**362.4**	**411.1**
Non-operating items after taxation	(12.4)	(0.6)	(13.0)
Net profit	**36.3**	**361.8**	**398.1**
Technical result:			
- Life	598.3		
- Accident & Health		277.8	
- Motor		111.0	
- Fire		51.6	
- Other		94.3	
Total technical result	**598.3**	**534.7**	
Realized and unrealized capital gains	(837.7)	(82.6)	
Exceptional income and charges			
Other	30.7	66.0	
Operating result before taxation	**(208.7)**	**518.1**	

1) *Including results on hedging transactions and total realized capital gains.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Annexes to report on first three quarter figures 2003 of Fortis

Profit and loss account insurance
(in EUR million)

	Life	*Non-life*	*First three quarters 2002 Total*
Revenues:			
Insurance premiums	6,369.0	6,620.9	12,989.9
Interest income	1,884.7	574.5	2,459.2
Results from financial transactions			
- on behalf of policyholders	(3,590.4)		(3,590.4)
- other [1]	49.1	(31.0)	18.1
Other revenues			
- on behalf of policyholders	350.2		350.2
- other	765.6	336.1	1,101.7
Total revenues	5,828.2	7,500.5	13,328.7
Interest expense	(472.3)	(81.6)	(553.9)
Total revenues, net of interest expense	**5,355.9**	**7,418.9**	**12,774.8**
Technical charges insurance	(3,531.4)	(4,221.7)	(7,753.1)
Value adjustments	(30.4)		(30.4)
Net revenues	1,794.1	3,197.2	4,991.3
Operating expenses	(1,064.3)	(2,697.3)	(3,761.6)
Operating result before taxation	**729.8**	**499.9**	**1,229.7**
Taxation	(184.0)	(144.3)	(328.3)
Operating group profit	545.8	355.6	901.4
Minority interests	44.8	1.5	46.3
Net operating profit before value differences	**501.0**	**354.1**	**855.1**
Value differences on the equity portfolio [2]	(1,663.8)	(312.5)	(1,976.3)
Net operating profit	**(1,162.8)**	**41.6**	**(1,121.2)**
Non operating items after taxation	(6.0)	(12.0)	(18.0)
Net profit	**(1,168.8)**	**29.6**	**(1,139.2)**
Technical result:			
- Life	619.5		
- Accident & Health		226.8	
- Motor		74.1	
- Fire		14.2	
- Other		119.0	
Total technical result	**619.5**	**434.1**	
Realized and unrealized capital gains	51.8	(30.2)	
Exceptional income and charges	(0.9)		
Other	59.4	96.0	
Operating result before taxation	**729.8**	**499.9**	

1) *Including total realized capital gains.*
2) *Including unrealized capital gains on equity portfolio.*

Annexes to report on first three quarter figures 2003 of Fortis

Specification of net premiums earned
(in EUR million)

	Life	Non-life				Total
		Accident & Health	Motor	Fire	Other	
First three quarters 2003						
Gross premiums	7,117.7	3,275.0	1,201.5	791.3	3,300.4	15,685.9
Ceded reinsurance premiums	(87.0)	(401.8)	(14.8)	(134.0)	(1,179.3)	(1,816.9)
Net change in provisions for unearned premiums		(89.9)	(81.1)	(41.0)	(209.3)	(421.3)
Total net premiums earned	**7,030.7**	**2,783.3**	**1,105.6**	**616.3**	**1,911.8**	**13,447.7**
First three quarters 2002						
Gross premiums	6,465.9	3,573.3	1,199.0	727.9	3,627.6	15,593.7
Ceded reinsurance premiums	(96.9)	(436.3)	(20.2)	(127.4)	(1,549.5)	(2,230.3)
Net change in provisions for unearned premiums		(93.2)	(89.1)	(44.3)	(146.9)	(373.5)
Total net premiums earned	**6,369.0**	**3,043.8**	**1,089.7**	**556.2**	**1,931.2**	**12,989.9**

Net premiums earned by line of business, by region
(in EUR million)

	Life	Non-life				Total
		Accident & Health	Motor	Fire	Other	
First three quarters 2003						
Belgium	3,104.9	222.5	245.5	231.5	107.1	3,911.5
The Netherlands	2,163.8	512.9	391.4	233.5	278.8	3,580.4
Luxembourg	412.0	0.5		5.3	1.5	419.3
Total Benelux	5,680.7	735.9	636.9	470.3	387.4	7,911.2
United States	544.0	1,995.8			1,467.3	4,007.1
Rest of the world	806.0	51.6	468.7	146.0	57.1	1,529.4
Total	**7,030.7**	**2,783.3**	**1,105.6**	**616.3**	**1,911.8**	**13,447.7**
First three quarters 2002						
Belgium	2,300.8	211.7	225.0	212.1	97.1	3,046.7
The Netherlands	2,245.0	479.4	363.7	206.5	227.7	3,522.3
Luxembourg	305.4	0.3		4.7	2.0	312.4
Total Benelux	4,851.2	691.4	588.7	423.3	326.8	6,881.4
United States	694.0	2,308.6			1,559.1	4,561.7
Rest of the world	823.8	43.8	501.0	132.9	45.3	1,546.8
Total	**6,369.0**	**3,043.8**	**1,089.7**	**556.2**	**1,931.2**	**12,989.9**

Specification life insurance premiums
(in EUR million)

	First three quarters 2003	*First three quarters 2002*	*Percentage change*
Individual premiums	5,857.1	5,145.5	14
Premiums under group contracts	1,260.6	1,320.4	(5)
Gross premiums	**7,117.7**	**6,465.9**	**10**
Periodic premiums	3,067.3	3,019.6	2
Single premiums	4,050.4	3,446.3	18
Gross premiums	**7,117.7**	**6,465.9**	**10**
Premiums from:			
- Non-bonus contracts	1,584.5	1,651.9	(4)
- Bonus contracts	3,945.8	3,056.8	29
- Contracts where the policyholders bear the investment risk	1,587.4	1,757.2	(10)
Gross premiums	**7,117.7**	**6,465.9**	**10**
Individual contracts:			
- Periodic premiums	1,499.2	1,536.0	(2)
- Single premiums	2,940.4	2,091.1	41
Premiums group contracts	1,090.7	1,081.6	1
Investment-linked premiums	1,587.4	1,757.2	(10)
Gross premiums	**7,117.7**	**6,465.9**	**10**

Key figures insurance by quarter
(in EUR million)

			2003		*2002*
	third quarter	*second quarter*	*first quarter*	*fourth quarter*	*third quarter*
Premiums earned Life	1,931.6	2,113.3	2,985.8	3,230.1	2,111.4
Premiums earned Non-life	2,121.4	2,118.6	2,177.0	2,274.7	2,174.3
Operating expenses	(1,202.7)	(1,221.5)	(1,300.5)	(1,351.0)	(1,223.2)
Operating result before taxation [1]	369.0	(620.0)	560.4	(378.6)	316.1
Taxation	(107.5)	266.5	(182.6)	(39.0)	(98.9)
Net operating profit before value differences	**248.1**	**(364.7)**	**363.0**	**(435.7)**	**200.3**
Value differences on the equity portfolio [2]	197.3	1,036.2	(1,068.8)	940.9	(1,976.3)
Net operating profit	**445.4**	**671.5**	**(705.8)**	**505.2**	**(1,776.0)**
Non operating items after taxation	(1.5)	(11.5)		(52.9)	
Net profit	**443.9**	**660.0**	**(705.8)**	**452.3**	**(1,776.0)**

1) *Including results on hedging transactions and total realized capital gains.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Annexes to report on first three quarter figures 2003 of Fortis

Specification of commissions and fees banking
(in EUR million)

		First three quarters 2003		First three quarters 2002		Percentage change
Issuance	39.0		60.4		(35)	
Securities transactions	356.3		394.3		(10)	
Insurance	118.5		99.9		19	
Asset management	467.5		529.2		(12)	
Payment services	274.0		255.3		7	
Miscellaneous	449.0		455.0		(1)	
Total commission income		1,704.3		1,794.1		(5)
Commission paid		(388.7)		(397.1)		(2)
Net commission income		**1,315.6**		**1,397.0**		**(6)**

Specification of result from financial transactions banking
(in EUR million)

	First three quarters 2003	First three quarters 2002	Percentage change
Trading	428.8	461.4	(7)
Venture capital	(20.9)	(14.9)	41
Participating interests	3.5	5.8	(40)
Realized capital gains and losses	537.8	463.5	16
Total	**949.2**	**915.8**	**4**

Specification of other revenues banking
(in EUR million)

	First three quarters 2003	First three quarters 2002	Percentage change
Dividends from equity securities	21.8	44.5	(51)
Rental income land & buildings	105.3	107.7	(2)
Revenues from participating interests	19.0	28.5	(33)
Income from leasing activities	278.8	289.9	(4)
Other revenues	102.1	98.1	4
Total	**527.0**	**568.7**	**(7)**

Specification operating expenses banking
(in EUR million)

	First three quarters 2003	*First three quarters 2002*	*Percentage change*
Staff costs	2,196.1	2,226.0	(1)
Depreciation and amortization	181.4	190.4	(5)
Other costs	1,288.4	1,281.0	1
	3,665.9	3,697.4	(1)
Cost of assets held for lease	208.7	220.6	(5)
Total operating expenses	**3,874.6**	**3,918.0**	**(1)**

Selected balance sheet figures banking
(in EUR million)

		30 September 2003		*31 December 2002*
Balance sheet total		397,888.3		385,381.1
Risk-bearing capital		21,685.9		20,947.0
Risk-weighted assets		152,151.9		151,304.5
Tier 1 ratio (in %)		8.4		8.2
Total capital ratio (in %)		13.1		13.0
Loans and advances to customers:				
• public sector		4,547.3		4,775.3
• private sector				
* commercial		103,412.0		100,394.4 [1)]
* retail				
- mortgages	47,508.6		44,924.3 [1)]	
- other	7,405.4		8,497.1 [1)]	
		54,914.0		53,421.4 [1)]
Total loans and advances to customers		**162,873.3**		**158,591.1**
Amounts owed to customers:				
• savings deposits				
* repayable on demand	50,108.2		44,189.5	
* with agreed maturity dates or periods of notice	42,146.7		48,832.6	
		92,254.9		93,022.1
• other debts				
* repayable on demand	57,507.9		53,304.7	
* with agreed maturity dates or periods of notice	35,990.6		33,239.6	
		93,498.5		86,544.3
Total amounts owed to customers		**185,753.4**		**179,566.4**

1) *Adjusted for comparison reasons.*

Annexes to report on first three quarter figures 2003 of Fortis

Key figures banking by quarter
(in EUR million)

	2003			2002	
	third quarter	*second quarter*	*first quarter*	*fourth quarter*	*third quarter*
Net interest income	1,127.5	1,039.8	1,049.1	1,052.9	1,078.7
Commissions and fees	443.1	446.2	426.3	463.7	448.3
Results from financial transactions [1]	46.0	338.9	564.3	(105.9)	207.0
Other revenues	171.0	190.8	165.2	158.0	177.4
Total revenues. Net of interest expense	**1,787.6**	**2,015.7**	**2,204.9**	**1,568.7**	**1,911.4**
Value adjustments	(197.0)	(183.2)	(192.3)	(318.6)	(154.8)
Staff costs	(741.2)	(709.6)	(745.3)	(689.1)	(740.7)
Other operating expenses	(471.3)	(496.9)	(501.5)	(484.9)	(440.9)
Cost of assets held for lease	(58.5)	(84.3)	(66.0)	(76.2)	(66.4)
Operating result before taxation	**319.6**	**541.7**	**699.8**	**(0.1)**	**508.6**
Taxation	(88.5)	(85.2)	(244.0)	68.0	(228.6)
Minority interests	12.9	14.3	14.2	15.2	15.7
Net operating profit before value differences	**218.2**	**442.2**	**441.6**	**52.7**	**264.3**
Value differences on the equity portfolio [2]	69.6	49.8	(82.8)	144.4	(242.1)
Net operating profit	**287.8**	**492.0**	**358.8**	**197.1**	**22.2**
Non-operating items after taxation	(14.7)			(9.6)	89.6
Net profit	**273.1**	**492.0**	**358.8**	**187.5**	**111.8**

1) *Including results on hedging transactions and total realized capital gains.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Fortis
Rue Royale 20
1000 Brussels
Belgium
Telephone 32 (0)2 510 52 11
Fax 32 (0)2 510 56 26

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
Telephone 31 (0)30 257 65 76
Fax 31 (0)30 257 78 35

Internet address : www.fortis.com
E-mail address : info@fortis.com